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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

For the three and six months ended

June 30, 2013 and 2012

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Dentons Canada LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay & Watson

Suite 900

1450 Creekside Drive

Vancouver, British Columbia

V6J 5B3

Kiska Metals Corporation

Consolidated Statements of Comprehensive Loss

For the three and six month periods ended June 30, 2013 and 2012

 (Expressed in Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2013	2012	2013	2012
		$	$	$	$
Mineral Property Operations
Revenue
Sale of property interest		-	-	2,760,000	-
Other revenue		62,297	-	72,386	16,673
	14	62,297	-	2,832,386	16,673
Expenses
Acquisition expenditures	3	4,020	29,332	63,172	87,129
Depreciation and amortization	3	53,947	56,222	103,457	115,277
Exploration expenditures	3	379,787	803,932	815,336	1,674,831
		437,754	889,486	981,965	1,877,237
Loss (income) from mineral property operations		(375,457)	(889,486)	1,850,421	(1,860,564)
Salaries and employee benefits		157,214	291,492	278,540	700,174
Consulting and outsourced services		59,092	39,387	139,002	56,246
Depreciation and amortization		11,586	9,017	21,334	22,888
Investor Relations		11,907	74,390	38,062	135,542
General and administrative expenses		107,455	127,098	241,336	246,153
Share-based compensation		17,626	92,326	50,725	232,416
		364,880	633,710	768,999	1,393,419
Operating loss (income)		(740,337)	(1,523,196)	1,081,422	(3,253,983)
Gain on sale of financial assets		3,303		3,303	-
Other Income		-	5,387	-	-
Foreign exchange (loss) gain		(37,402)	18,116	(32,602)	21,602
Finance revenue		8,896	7,361	14,173	23,851
Loss (income) before income tax		(765,540)	(1,492,332)	1,066,296	(3,208,530)
Income tax (expense) recovery		-	(101)	2,722	2,457
Loss (income) before discontinued operations		(765,540)	(1,492,433)	1,069,018	(3,206,073)
Discontinued operations		-	-	-	-
Loss (income) for the year		(765,540)	(1,492,433)	1,069,018	(3,206,073)
Available-for-sale financial assets
Current year unrealized (loss) gain		(525,084)	(135,031)	(637,213)	(137,705)
Tax effect of changes in other comprehensive loss		-	(22,440)	-	(22,884)
Comprehensive loss (income) for the year		(1,290,624)	(1,649,904)	431,805	(3,366,662)
Loss (income) per common share Basic and diluted		(0.01)	(0.02)	0.004	(0.03)
Basic and diluted from continuing operations		(0.01)	(0.02)	0.004	(0.03)
Weighted average shares outstanding Basic and diluted		99,253,559	99,253,559	99,253,559	99,253,559

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Financial Position

As at June 30, 2013 and December 31, 2012

 (Expressed in Canadian dollars)

	Notes	June 30, 2013	December 31, 2012
		$	$
Current assets
Cash and cash equivalents		$ 3,146,721	$ 3,377,446
Restricted cash	4	71,382	61,248
Trade and other receivables		215,051	230,738
Prepaid expenses and deposits		107,822	153,673
Other financial assets	5	1,490,933	868,146
		5,031,909	4,691,251
Non-current assets
Property and equipment	7	609,046	708,209
Restricted cash	4	68,606	78,740
		677,652	786,949
Total assets		5,709,561	5,478,200
Current liabilities
Accounts payable and accrued liabilities	8	266,474	541,780
Due to related parties	9	-	19,992
Rehabilitation provisions		48,000	48,000
		314,474	609,772
Non-current liabilities
Rehabilitation provisions		260,032	246,802
		260,032	246,802
Total liabilities		574,506	856,574
Shareholders’ equity
Share capital	11	96,124,498	96,124,498
Share warrant reserve	12	8,368,728	8,368,728
Share option reserve	13	9,274,078	9,192,457
Other comprehensive loss		(1,099,097)	(461,885)
Deficit		(107,533,152)	(108,602,172)
		5,135,055	4,621,626
Total liabilities and shareholders’ equity		5,709,561	5,478,200
Approved by the Board:
“Jason Weber”		“Bipin Ghelani”
Director		Director

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

 (Expressed in Canadian dollars)

	Note	Shares	Share Capital	Share Option Reserve	Share Warrant Reserve	Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2012		99,253,559	$ 96,124,498	$ 8,596,685	$ 8,368,728	$ (375,770)	$ (103,695,418)	$ 9,018,723
Loss and comprehensive loss		-	-	-	-	(160,589)	(3,206,074)	(3,366,663)
Share-based compensation		-	-	427,550	-	-	-	427,550
Balance at June 30, 2012		99,253,559	$ 96,124,498	$ 9,024,235	$ 8,368,728	$ (536,359)	$ (106,901,492)	$ 6,079,610
Loss and comprehensive loss		-	-	-	-	74,474	(1,700,679)	(1,626,204)
Share-based compensation		-	-	168,222	-	-	-	168,222
Balance at January 1, 2013		99,253,559	$ 96,124,498	$ 9,192,457	$ 8,368,728	$ (461,885)	$ (108,602,171)	$ 4,621,628
Loss and comprehensive loss		-	-	-	-	(637,213)	1,069,019	431,806
Share-based compensation		-	-	81,621	-	-	-	81,621
Balance at June 30, 2013	11	99,253,559	$ 96,124,498	$ 9,274,078	$ 8,368,728	$ (1,099,097)	$(107,533,152)	$ 5,135,055

The accompanying notes form an integral part of these consolidated financial statements

Kiska Metals Corporation

Consolidated Statements of Cash Flows

For the three and six month periods ended June 30, 2013 and 2012

 (Expressed in Canadian dollars)

		Three months ended		Six months ended
	Note	2013	2012	2013	2012
Cash flows from operating activities		$	$	$	$
Net loss		(765,540)	(1,492,433)	1,069,018	(3,206,073)
Items not affecting cash
Depreciation and amortization		53,947	65,240	103,457	138,165
Foreign exchange gain		-	(2,570)	-	(7,842)
Deferred tax		-	-	-	-
Gain on sale of investments and assets		-	-	-	-
Share-based compensation		27,965	175,459	81,621	427,550
Option proceeds related to investing activities		-	-	(1,260,000)	(6,000)

Changes in non-cash working capital
Increase (decrease) in rehabilitation provisions		8,110	(61,244)	13,230	(61,424)
Decrease (increase) in accounts receivable		122,203	(20,489)	15,687	577,257
Decrease (increase) in prepaid expense and deposits		(4,841)	44,791	45,851	147,016
Increase (decrease) in accounts payable and accrued liabilities		(95,593)	58,364	(295,296)	(264,712)
Net cash flows from operating activities		(653,749)	(1,232,882)	(226,432)	(2,256,063)

Cash flows from investing activities
Restricted cash		-	4,037	-	9,526
Proceeds from sale of marketable securities		-	16	-	16
Payment of rehabilitation expenses		350	2,020	-	2,020
Purchase of property and equipment		(2,952)	13,119	(4,294)	(15,395)
Net cash flows from investing activities		(2,602)	19,192	(4,294)	(3,833)

Cash flows from financing activities
Proceeds from issuance of shares and warrants		-	-	-	-
Payments of share issue costs		-	-	-	-
Proceeds from sale of assets		-	-	-	-
Net cash from (used in) financing activities		-	-	-	-

(Decrease) increase in cash and cash equivalents		(656,351)	(1,213,690)	(230,726)	(2,259,896)
Cash and cash equivalents, beginning of year		3,803,071	5,754,077	3,377,446	6,800,283
Exchange differences on cash and cash equivalents		-	-	-	-
Cash and cash equivalents, end of year		3,146,720	4,540,387	3,146,720	4,540,387
Cash and cash equivalents are comprised of:
Cash		583,876	1,901,791	583,876	1,901,791
Term deposits		2,562,844	2,638,596	2,562,844	2,638,596
		3,146,720	4,540,387	3,146,720	4,540,387
Supplemental Information:
Income taxes (recovered) paid		-	-	(2,722)	-
Interest received		8,907	-	14,173	18,728
Interest paid		-	31,619	-	32,026
Option proceeds received (in the form of marketable securities) for mineral property interests	14	-	-	1,260,000	6,000

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

(Expressed in Canadian Dollars)

1.

Nature of Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”) and changed its name to Kiska Metals Corporation. On July 30, 2010, Kiska continued in the Province of British Columbia and discontinued in the Yukon Territory.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the Toronto Stock Exchange’s Venture exchange under the symbol “KSK”.

2.

Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are in effect at June 30, 2013.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.  These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 28, 2013.

Going concern

These consolidated condensed interim financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Company currently has no significant sources of revenue and has experienced recurring losses. The Company’s ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.  These consolidated condensed interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

(Expressed in Canadian Dollars)

may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company as at June 30, 2013.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and dividends are fully eliminated.

Comparative changes

To conform to the presentation used in the current year, the Company reclassified $59,055 and $ 115,277 of depreciation and amortization expenses on the Statement of Loss and Comprehensive loss for the periods ended March 31, 2012 and June 30, 2012 respectively from Operating Expenses to Mineral Property Operations.  This change in presentation did not affect the reported loss or comprehensive loss for the years ended December 31, 2011 or December 31, 2010.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

(Expressed in Canadian Dollars)

3.

Mineral property expenditures

The Company’s expenditures on mineral property operations can be characterized as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Mineral Property Operations
Acquisition expenditures	4,020	29,332	63,172	87,129
Depreciation and amortization	53,947	56,222	103,457	115,277
Exploration Expenditures
Assays and analysis	2,725	(1,666)	9,262	(153)
Camp and support	1,175	11,419	3,837	19,386
Communications	1,814	7,521	7,733	17,485
Community CSR	3,670	6,833	34,635	38,921
Consultants - Geological	49,784	151,737	84,580	238,052
Consultants - Geophysical	33,905	36,688	204,676	87,481
Consultants – Engineering	7,416	-	22,546	-
Data management and maps	-	5	64	2,740
Drilling and trenching	-	68,052	-	114,607
Equipment	82	1,727	219	2,593
Filing fees, licences and permits	-	4,836	-	36,463
Fixed wing aircraft	5,448	8,193	10,805	17,233
Fuel	-	24	58	6,638
Helicopter	11,421	-	11,421	9,536
Materials and supplies	436	7,844	1,498	13,776
Property tenure and holding costs	960	-	960	-
Rent	6,883	6,890	13,636	17,515
Repairs and maintenance	-	584	613	11,289
Salaries and employee benefits	285,924	442,128	564,748	847,637
Share-based compensation	10,339	83,132	30,896	195,134
Travel	15,232	27,172	16,797	54,554
Utilities	401	-	706	-
	437,615	863,121	1,019,692	$ 1,730,888
Rehabilitation obligation		(61,424)	-	(61,424)
Exploration reimbursements	(70,456)	-	(220,514)	(5,711)
Environmental costs and site preparation	12,626	2,235	16,158	11,078
Total Exploration Expenditures	$ 379,787	$ 803,932	$ 815,336	1,674,831
Total Mineral Property Expenditures	$ 437,754	$ 889,486	$ 981,965	1,877,237

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

4.

Restricted cash

Restricted cash of $139,986 (December 31, 2012 - $139,988) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits.

	June 30 2013	December 31 2012
Current - within one year	$ 71,382	$ 61,248
Non-Current – greater than one year	68,606	78,740
Total	$ 139,988	$ 139,988

5.

Other Financial Assets

Other financial assets consist of marketable securities classified as available-for-sale since their initial recognition.  Unrealized gains or losses are recorded in other comprehensive income.

On February 26, 2013 the Company received seven million shares of Brixton Metals Corporation (“Brixton”) (Refer to Note 14).  These shares were recorded at the trading value of Brixton on the TSX Venture Exchange on the date they were issued.  As at June 30, 2013, 1,750,000 of these shares are available to the company for trading while the remainder are restricted based on the following schedule:

1,750,000 – August 26, 2013

1,750,000 – November 26, 2013

1,750,000 – February 26, 2014

6.

Interests in joint ventures

Kiska, jointly with other participants, owns certain mineral property exploration assets.  Kiska’s share is detailed below:

British Columbia

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest and holds a 3% net smelter Royalty (“NSR”) of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property option, which formed part of the Redton Project and required the Company to make annual advanced royalty payments of $20,000, was terminated in 2012.

The Company reduced the Redton claim package during the year. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. Also, the Takla-Rainbow property option, which formed part of the Redton Project, was terminated by the Company in 2012.  Management is seeking a partner to advance Redton in 2013.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Yukon

Boulevard Property

Kiska owns 50% of the Boulevard Property with the other 50% belonging to AuRico Gold (formerly Northgate Minerals).

The Company signed an option agreement in 2009 with Silver Quest Resources Ltd., now Independence Gold Corp (“Independence”) whereby Independence can acquire the Company’s interest in the property by making staged cash payments totalling $80,000 (received), issuing an aggregate of 400,000 shares (issued) and completing exploration expenditures of $3,000,000 (completed) over a five year period.  The Company received notification that Independence earned-in in July, 2013 and is currently working on formalizing the royalty agreement and transferring claims to Independence.

The Company retains a 1% NSR on the property, with Independence having the right to buy back 0.25% of the NSR for $375,000. If additional claims are staked within certain nearby areas of interest, Independence will issue additional shares and the 1% NSR will be extended to the new claims with the right to Independence to buy back 0.5% of the NSR for $500,000. To date, the Company has received an additional 100,000 common shares of Independence upon staking new claims within this project area.

In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category within 5 years of exercising the option, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock to Kiska.

Wernecke Breccias

The Company signed an agreement with Newmont Mining Corp (“Newmont”) (formerly Fronteer Development Company Inc.) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. Additionally, there is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors on some of the claims. A joint venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The Company has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

7.

Property and Equipment

	Exploration equipment	Computer equipment & Software	Office equipment & leaseholds	Total
Cost
As at January 1, 2012	$ 1,284,209	$ 392,335	$ 154,219	$ 1,830,763
Additions	5,556	27,177	-	32,733
Written off	-	(219,114)	(2,729)	(221,843)
As at December 31, 2012	$ 1,289,765	$ 200,398	$ 151,490	$ 1,641,653
Additions	11,091	15,787	-	26,878
Written off	(26,711)	-	-	(26,711)
As at June 30, 2013	1,274,145	216,185	151,490	1,641,820
Accumulated Depreciation
As at January 1, 2012	$ (480,592)	$ (324,537)	$ (85,890)	$ (891,019)
Depreciation	(194,128)	(59,021)	(11,119)	(264,268)
Written off	-	219,114	2,729	221,843
As at December 31, 2012	$ (674,720)	$ (164,444)	$ (94,280)	$ (933,444)
Depreciation	(97,847)	(21,458)	(5,499)	(124,804)
Written off	25,474	-	-	25,474
As at June 30, 2013	(747,093)	(185,902)	(99,779)	(1,032,774)
Net book value:
As January 1, 2012	$ 803,617	$ 67,798	$ 68,329	$ 939,744
At December 31, 2012	$ 615,045	$ 35,954	$ 57,210	$ 708,209
At June 30, 2013	$ 527,052	$ 30,283	$ 51,711	$ 609,046

8.

Accounts payable and accrued liabilities

	June 30, 2013	June 30, 2012
Trade payables	$ 81,630	$ 321,911
Accrued liabilities	179,850	179,840
Vacation Payable	4,994	40,029
	$ 266,474	$ 541,780

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

9.

Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the controlled subsidiaries listed in the following table:

	Country of Incorporation	Equity Interest
		2013	2012
Rimfire Australia Pty Ltd.	Australia	100%	100%
Geoinformatics Exploration Canada Limited	Canada	100%	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Geoinformatics Alaska Exploration Inc.	USA	100%	100%
GXL USA, Inc. (Note 1)	USA	-	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) On February 1, 2013 the Company was notified that it had completed all requirements under the Utah State Tax Commission to withdraw from the State of Utah allowing the Company to complete the dissolution of GXL USA Inc.

Kiska Metals Corporation is the ultimate parent of the Company.

The Company’s related parties include its subsidiaries and key management personnel.  Transactions with related parties for goods and services are made on normal commercial terms and are measured at the exchange amounts agreed to by the parties.

The remuneration of the Company’s directors and other key management personnel is as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Short-term employee benefits	$ 158,123	$ 189,700	$ 311,246	$ 402,819
Post-employment pension and medical benefits	5,662	4,227	9,924	8,183
Canada Pension Plan	1,936	896	9,425	9,227
Share-based payments	27,965	39,907	81,621	291,998
Consulting services	92,235	85,480	105,563	98,612
	$ 285,921	$ 320,210	$ 517,779	$ 810,839

Short-term employee benefits include salaries payable within twelve months of the balance sheet date and other annual employee benefits.  The company incurred the following expenses with other related parties:

	2013	2012
Geological consulting and management services	$ -	$ 48,334

As at December 31, 2012 the company was indebted to related parties for the following expenses:

	2013	2012
Consulting services	$ -	$ 19,992

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Geological consulting and management service fees were paid to a company jointly controlled by an officer of the Company.

10.

  Mineral Property Interests

One of the Company’s officers indirectly owns an interest in a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.

11.

 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  Fully paid ordinary shares carry one vote per share and carry dividend rights. As at June 30, 2013 there were 99,253,559 issued and outstanding shares.

12.

 Warrants

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of warrants	Weighted average exercise price

Outstanding, January 1, 2012	11,691,421	$ 1.43
Expired	(11,691,421)	1.43
Outstanding, December 31, 2012 and June 30, 2013	-	$ -

There were no warrants issued or exercised during the period ended June 30, 2013 or the year ended December 31, 2012.  All of the company’s remaining outstanding warrants expired on March 23, 2013.

13.

 Share Based Compensation

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2012	8,152,807	0.95
Forfeited	(272,500)	0.69
Expired-Naturally	(576,866)	2.13
Expired-Vested	(897,500)	0.83
Outstanding, December 31, 2012 and June 30, 2013	6,405,941	$ 0.88
Options exercisable at June 30, 2013	6,397,191	$ 0.89

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

The following is a summary of stock options outstanding as at the date of this report:

Number of options outstanding	Number exercisable	Exercise price per option	Expiry date	Weighted average remaining life (years)

60,900	60,900	0.98	July 2013	0.04
163,125	163,125	0.17	December 2013	0.47
65,250	65,250	0.25	March 2014	0.67
366,666	366,666	0.45	March 2014	0.72
970,000	970,000	0.90	December 2014	1.46
250,000	250,000	1.00	June 2015	1.99
1,785,000	1,785,000	0.87	July 2015	2.03
1,180,000	1,180,000	1.35	February 2016	2.64
1,530,000	1,530,000	0.70	June 2016	2.99
35,000	26,250	0.29	December 2016	3.48
6,405,941	6,397,191			2.14

Share-based compensation is limited to 10% of issued and outstanding shares.

14.

 Revenue

Option payments have been received during the year in respect of the Company’s joint ventures, as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Sale of property interests	-	-	2,760,000	-
Other revenue	62,297	-	72,386	16,673
	$ 62,297	$ 90	$ 2,832,386	$ 16,673

On February 27, 2013 the Company completed the sale of its Thorn Property to Brixton Metals Corporation (“Brixton”), for a purchase price of CDN $1,500,000 in cash and seven million shares of Brixton.  Kiska now holds 7.63 million shares, or 8.1% of Brixton's outstanding shares. The sale of the Thorn Property is part of the Company's ongoing strategy of generating capital and putting this funding to its portfolio of mineral projects.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

15.

  Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Company’s financing (including finance costs and finance income) and income taxes are managed on a Company basis and are not allocated to operating segments.

Three months ended June 30, 2013	USA	Australia	Canada	Consolidated	2012 Consolidated
Revenue	$	$	$	$	$
Sale of property interest	-	-	-	-	-
Other revenue	35,298	26,999	-	62,297	90
Total Revenue	35,298	26,999	-	62,297	90
June 30, 2013
Non-current assets
Property and equipment	505,093	-	103,953	609,046	816,973
Restricted cash	4,066	10,000	57,316	71,382	164,332
Total Non-Current Assets	509,159	10,000	161,269	680,428	981,305

Six months ended June 30, 2013	USA	Australia	Canada	Consolidated	2012 Consolidated
Revenue	$	$	$	$	$
Sale of property interest	-	-	2,760,000	2,760,000
Other revenue	45,387	26,999	-	72,386	16,673
Total Revenue	45,387	26,999	2,760,000	2,832,386	16,583
December 31, 2012
Non-current assets
Property and equipment	594,640	-	113,569	708,209	708,209
Restricted cash	4,066	10,000	64,674	78,740	139,988
Total Non-Current Assets	598,685	10,339	239,173	848,197	848,197

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

16.

  Capital commitments and other contingencies

a)

Operating lease commitments – Company as lessee

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

December 31, 2012
Within one year	$ 285,461
After one year but no more than five years	362,733
More than five years	-
$ 648,194

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total operating lease expense included in general and administrative expense for the six months ended June 30, 2013 was $60,338 (2012: $109,284).

b)

Mineral property commitments

The Company has mineral property commitments noted below.  A liability has not been recorded for future option or royalty payments. All options are cancellable at the option of the Company without recourse.

British Columbia

i)

Kliyul Property

The Company owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto Exploration Canada Inc.

ii)

RDN and Grizzly Properties

The Company has acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company has 100% interest in the LL property (Grizzly), which is contiguous with the RDN property and is subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

iii)

Williams Property

The Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

iv)

Quesnel Trough Property

The Company owns a 100% interest in the property and has an option agreement with Xstrata Canada Corporation to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013, spending no less than $250,000 in each calendar year commencing in 2010.  Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest.

Alaska

v)

Copper Joe Property

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

vi)

 Goodpaster Properties

The Company holds a 100% interest in the Goodpaster properties of which some properties are subject to underlying royalties.  The California Surf property is subject to a 1.75% NSR to Capstone Mining Corporation of which 1% may be bought for $1,000,000.  The Company must also issue 87,000 shares upon obtaining a positive feasibility study for placing any part of the California Surf property into commercial production.  AngloGold Ashanti holds a 2% NSR on the Eagle-Hawk property, 1% of which can be purchased for US$1,000,000 and a 2% NSR on the Er-Ogo-Fire properties, 1% of which can be purchased for US$2,000,000.

vii)

 Whistler Property

The Company owns 100% of the Whistler property, subject to a 2% NSR to MF2, LLC.  Additionally, some of the claims are subject to a 1.5% NSR to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Resources Limited owns a 2% net profit interest (NPI) over some of the claims.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

June 30, 2013 and 2012

 (Expressed in Canadian Dollars)

Australia

viii)

Lachlan Fold Belt Project

The Company owns 100% of the properties in the Lachlan Fold Belt project subject to an underlying agreement with BWG Mining which requires a cash payment of 5% of exploration expenditures until a decision to mine and includes a 2% NSR, of which 0.5% of this royalty may be purchased for US$1,000,000. The Company has a farm-in agreement with First Quantum Minerals Ltd. (“First Quantum”) (formerly Inmet Mining Australia Pty. Ltd.) giving First Quantum the option to earn a 60% interest in the project by funding exploration expenditures of Australian $5 million over a four year period ending December 12, 2012 and making cash payments to the Company of Australian $250,000 (received $50,000).  The Company is currently negotiating new terms to this agreement with First Quantum.

ix)

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (now AuRico Gold – “AuRico”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year. The property was sold by AuRico to Crocodile Gold Corp. (“Crocodile”) subsequent to the period end. The Company is currently working with Crocodile to update the option agreement.

Upon the Company earning a 50% interest in one or more properties, Crocodile will have the option to earn an additional 10% interest for a total of 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.  During the year the Company earned a 50% interest in one of the mining tenements and is now in the process of earning a 100% interest in that tenement.  The Company withdrew from earning an interest on two other tenements.